March 29, 2011

Via EDGAR and Facsimile

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561

Re:	Martha Stewart Living Omnimedia, Inc. Form 10-K Filed March 8, 2010 File No. 001-15395

Form 10-Q Filed November 4, 2010 File No. 001-15395

Definitive Proxy Statement on Schedule 14A Filed April 5, 2010 File No. 001-15395

Dear Mr. Humphrey:

On behalf of Martha Stewart Living Omnimedia, Inc. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings in letters dated December 28, 2010, February 17, 2011 and March 24, 2011. For your convenience, the response repeats the comment in the March 24, 2011 letter.

Definitive Proxy Statement Filed April 15, 2010

Compensation Discussion and Analysis, page 17

1.	While we note your response to our prior comment one, it appears that the “market check” performed may have been used to justify the salary paid to Ms. Stewart. In this regard, please provide us with your analysis as to how this market check did not constitute a justification of the salary paid to Ms. Stewart or advise. To the extent this market check was used to justify Ms. Stewart’s salary, please confirm that in future filings you will list the companies to which the Compensation Committee compared similar talent compensation to that paid to Ms. Stewart and disclose the degree to which the Compensation Committee considered such companies comparable to you.

As described in the Proxy Statement: “In determining the level of talent compensation to be paid to Ms. Stewart, the Compensation Committee considered, among other factors, Ms. Stewart’s length of service and experience, as well as how critical her service is to the Company. In addition, the Compensation Committee did an informal survey of compensation paid to other talent and determined that this salary level was appropriate for Ms. Stewart.”

It is virtually impossible to create a list of companies paying similar talent compensation to which Ms. Stewart’s compensation could be compared. First and foremost, as we alluded to in our earlier response, the comparison is not among companies but individuals and each talent is unique even within a given field and each commands his/her own “value” (e.g., Paula Deen and Mario Batali may both be celebrity chefs, but one is the queen of Southern cuisine and the other a master of Italian cuisine). In addition, because these individuals generally function in the capacity of “talent,” as opposed to executive officers, their compensation is generally not made publicly available in proxy statements or otherwise. So while you may obtain detailed data from Scripps Networks Interactive’s proxy statement regarding what the President of Scripps Networks received for each element of compensation, that firm’s public filings provide no information as to the compensation received, for example, by celebrity chefs for appearing on shows on its Food Network. Information about what such celebrities earn must most often be gleaned, if at all, from unsubstantiated media reports and hearsay.

In the case of Ms. Stewart, the talent compensation included in her 2009 employment agreement was determined by arms’ length negotiations between the Compensation Committee and other representatives of the Company and Ms. Stewart and her attorney. In conducting the negotiations and determining the appropriate amount of the compensation, as described in the Proxy Statement, the Compensation Committee took into account her length of service with the Company, her experience and how critical her services were. As part of the negotiations, the Compensation Committee availed itself of publically available information on what other similarly situated celebrities were being paid. Among the materials it found was an article published in Forbes Magazine regarding the earnings of celebrity chefs. The information was not detailed as to how the compensation was earned, generally a single number associated with the name. The Compensation Committee used this information as context in concluding the negotiations with Ms. Stewart. It did not look to all or any of the amounts being paid to all or any one of the celebrity chefs to justify the amount agreed to with Ms. Stewart.

In the proxy statement to be filed for the 2011 Annual Meeting, the Company expects to include the following disclosure:

In 2010, Ms. Stewart’s annual talent compensation remained at the level provided for in her April 2009 employment agreement, $2 million. This amount had been determined on the basis of Ms. Stewart’s length of service and experience, as well as how critical her services were to the Company. The Compensation Committee utilized publicly available information in general circulation media on what similar celebrities were earning for relatively similar services to provide context in negotiating this amount.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 827-8362 with any questions concerning these responses.

Very truly yours,

/s/ Peter Hurwitz
Peter Hurwitz
Executive Vice President and General Counsel